  Exhibit 99.1

Fury Drills 6.04 Metres of 11.56 g/t Gold Outside of the
Defined Resource at Eau Claire

Toronto, Canada – March 1, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the first set of results from its 25,000-metre (m) resource expansion and infill drill program at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Quebec. The drill program was designed to expand the resource by testing between defined resource blocks as well as confirm the quality and continuity of mineralization within the inferred resource category in the lower eastern region of the deposit. Highlights from drill holes outside of the defined resource include 6.04m of 11.56 g/t gold and 2.51m of 8.87 g/t gold and demonstrate the potential to expand the deposit.

“Our first set of drill results confirm the potential of this under explored area of the deposit and supports our overall goal of increasing scale and defining more gold at Eau Claire,” commented Mike Timmins, President and CEO, Fury. “We are very pleased with the productivity and pace of the program and are excited to continue drilling out the lower areas of the deposit, as well as the down-plunge extension. Assays are pending on several holes and we look forward to delivering consistent drill results over the coming months.”

This program is specifically focused on expanding and upgrading the highest grade portion of the resource at the lower eastern margin of the deposit, which contains an inferred resource of 204,000 ounces grading 11.81 g/t gold at a 2.5 g/t cut-off grade1 (Figure 1). The results of the first five holes are presented below (Table 1).

Table 1: Resource Expansion and Infill Drill Program Results
Hole ID		From	To	Length (m)	True Thickness (m)	Au (g/t)
20EC-001		No significant intercepts
20EC-002		399.9	403.7	3.8	2.94	4.89
	Incl.	399.9	403.1	3.2	2.47	5.40
20EC-003		148.6	149.3	0.7	0.51	17.05
		377.5	384.0	6.5	5.43	4.45
	Incl.	381.0	384.0	3.0	2.51	8.87
		391.0	392.0	1.0	0.84	7.67
20EC-004		240.8	241.3	0.5	0.38	8.55
		275.0	276.0	1.0	0.77	4.24
		441.0	443.0	2.0	1.69	3.39
		451.0	457.0	6.0	5.10	3.06
	Incl.	451.0	455.0	4.0	3.40	3.51
20EC-005		312.0	319.0	7.0	6.04	11.56
	Incl.	313.0	317.0	4.0	3.45	18.49
Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m
True thickness calculation based on dip of 55° and dip azimuth of 191.5°

“The results from the initial five drill holes at the Eau Claire deposit have demonstrated the potential to meaningfully expand the high-grade resource on the eastern margin of the deposit. In addition, due to the fairly predictable nature of the deposit our confidence in extending the deposit down plunge immediately to the east has increased,” commented Michael Henrichsen, SVP, Exploration of Fury.

Eau Claire Deposit Long Section

Resource Expansion and Infill Drill Program

FURY GOLD MINES

0m
-200m
-400m
20EC-005[1]
11.56 g/t Au over 6.04m
incl. 18.49 g/t Au over 3.45m
20EC-003[1]
4.45 g/t Au over 5.43m
incl. 8.87 g/t Au over 2.51m
20EC-001: No significant intercept
20EC-002[1]
4.89 g/t Au over 2.94m
incl. 5.4 g/t Au over 2.47m
20EC-004[1]
3.06 g/t Au over 5.1m
incl. 3.51 g/t Au over 3.4m
Resource @
2.5 g/t Au cutoff
Inferred: 204k oz
@ 11.81 g/t Au
100 m
Legend
Block Model[2]
Au g/t
30
10
2.5
Infill Drilling
Completed Drill Hole
Completed Drill Hole - Results Pending
Planned Drilling
Eau Claire Deposit
2018 Resource Model Drilling
Deposit plunge defined by drilling
2.5 g/t Au Cutoff
300 m
Infill Drilling
B1
(20EC-006)
Exploration Drilling

1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 1: Eau Claire Deposit long section depicting the resource block model and location of resource expansion and infill drill holes.

Eau Claire Deposit Drilling
Drill holes 20EC-002, 20EC-003, and 20EC-005 intersected significant mineralization outside of the defined resource area, 300 to 400 vertical metres from surface (Figures 2 - 4). Drill hole 20EC-004 was drilled within an inferred category resource block and returned 3.40m of 3.51 g/t gold demonstrating continuity of mineralization (Figure 2). Drill hole 20EC-001 was drilled outside of the defined resource and returned no significant intercept.

To demonstrate the impact of the Company’s current resource expansion and infill drill program it is necessary to compare the current drill results to the overall statistics (i.e. historical drill holes) of the Eau Claire deposit in terms of the percentage of drill holes that intercept a minimum mining width of 2m both above a cut-off grade2 of 2.5 g/t gold and at an approximate average resource grade of 6.5 g/t gold as reported in the 2018 resource1,2 (Figure 1). The initial five holes of the program compare favourably to the overall deposit statistics in that four of these holes returned intercepts greater than 2m above a cut-off grade of 2.5 g/t gold and two of the holes returned intercepts greater than 2m above 6.5 g/t gold, which is the approximate average grade of the resource at the Eau Claire deposit (Table 2).

Table 2: Results Comparison of Pre-2020 Drilling in the Resource Area to 2020-2021 Results to Date
Deposit Area Drill Intersections	Pre-2020 Holes	2020-2021 Holes
	No. of Holes	% of Total	No. of Holes	% of Total
Total Holes	900	100%	5	100%
Au >= 2.5 g/t over greater than 2 metres	553	61%	4	80%
Au >= 6.5 g/t over greater than 2 metres	318	35%	2	40%

Cross-Section – Drill Holes 20EC-004 and 20EC-005

FURY GOLD MINES

Legend
Au g/t
Drill Intercepts
30
10
2.5
1
Block Model²
30
10
2.5
Fury Drill Hole
Historical Drill Hole
300m
150m
0m
-150m
-300m
6.98 g/t Au over 1.2m
8.55 g/t Au over 0.38m
4.24 g/t Au over 0.77m
11.2 g/t Au over 0.47m
11.56 g/t Au over 6.04m
incl. 18.49 g/t Au over 3.45m
ER15-580
12.21 g/t Au over 1.32m
ER03-21
3.39 g/t Au over 1.69m
20EC-005
3.06 g/t Au over 5.1m
incl. 3.51 g/t Au over 3.4m
ER17-769
20EC-004
20 g/t Au over 0.87m
6.18 g/t Au over 0.87m
6.69 g/t Au over 4.6m
100 m

1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 2: Cross section depicting the location of the significant intersections from drill holes 20EC-004 and 20EC-005. The intersection in 20EC-005 is located between defined resource blocks whereas the reported intersections in 20EC-004 confirm the continuity of mineralization within a defined inferred resource block.

Cross-Section – Drill Hole 20EC-003

FURY GOLD MINES

Legend
Au g/t
Drill Intercepts
30
10
2.5
1
Block Model²
30
10
2.5
Fury Drill Hole
Historical Drill Hole
300m
150m
0m
-150m
-300m
17.05 g/t Au over 0.51m
7.6 g/t Au over 0.9m
11.2 g/t Au over 0.47m
4.45 g/t Au over 5.43m
incl. 8.87 g/t Au over 2.51m
7.67 g/t Au over 0.84m
4.47 g/t Au over 0.93m
ER17-722
ER15-580
ER17-771
20EC-003
100 m
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 3: Cross section depicting the location of the significant intersections from drill hole 20EC-003. This intersection is outside of the previously defined resource at Eau Claire.

Cross-Section – Drill Hole 20EC-002

Legend
Au g/t
Drill Intercepts¹
Block Model²
30
10
2.5
1
30
10
2.5
Fury Drill Hole
Historical Drill Hole
300m
150m
0m
-150m
-300m
9.19 g/t Au over 0.44m
ER17-726
4.89 g/t Au over 2.94m
incl. 5.4 g/t Au over 2.47m
87.95 g/t Au over 0.45m
5.54 g/t Au over 2.25m
14.35 g/t Au over 0.94m
100 m
ER17-771
ER17-787
20EC-002
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

FURY GOLD MINES

Figure 4: Cross section depicting the location of the significant intersection from drill hole 20EC-002. This intersection is outside of the previously defined resource at Eau Claire.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Val d’Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results are greater than 5 ppm Au the assay are repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Eau Claire Technical Disclosure

1.
See the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” (the “Eau Claire Report”) dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found on Eastmain Resources Inc.’s profile at www.sedar.com.

2.
Eau Claire’s underground cut-off grade of 2.5 g/t gold are based on a gold price of US$1,250 per ounce as per the Eau Claire Report, which can be found on Eastmain Resources Inc.’s profile at www.sedar.com.

3.
Linear grades (g/t*m) were calculated by multiplying the assay gold grade by the down hole interval length in metres.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information and statements in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes information relating to: the Eau Claire deposit, including the mineral resource and the expansion and potential of thereof and Fury's exploration programs and growth plans.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company's assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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